UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.______)*

Inet Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4566V-105

(CUSIP Number)

James F. Dalton
Vice President, General Counsel and Secretary
Tektronix, Inc.
14200 SW Karl Braun Drive
Beaverton, Oregon 97077
(503) 627-7111

Copy to:

John R. Thomas, Esq.
Stoel Rives LLP
900 S.W. Fifth Avenue, Suite 2600
Portland, OR 97204
(503) 294-9446

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 29, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4566V-105	13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS: Tektronix, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 93-0343990
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,483,366 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,483,366 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Excludes Certain Shares (See Instructions) 39.5% (3)
14		TYPE OF REPORTING PERSON CO

Notes:

1.   See Items 3 and 4 of this Schedule 13D.

2.   Tektronix, Inc. expressly disclaims beneficial ownership of any of the Shares (as defined in Item 3 below).

3.    Based on the number of shares of Inet Technologies, Inc. common stock represented by Inet Technologies, Inc. to Tektronix, Inc. as outstanding as of June 28, 2004, as provided in the Merger Agreement (as defined in Item 3 below), the Shares represent approximately 39.5% of the outstanding shares of Inet Technologies, Inc. common stock.

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock of Inet Technologies, Inc., a Delaware corporation (“Inet”). The principal executive offices of Inet are located at 1500 North Greenville Avenue, Richardson, Texas 75081.

Item 2. Identity and Background

     (a)-(c), (f) The name of the corporation filing this Schedule 13D is Tektronix, Inc., an Oregon corporation (“Tektronix”). The address of Tektronix’s principal office is 14200 SW Karl Braun Drive, Beaverton, Oregon 97077. Tektronix manufactures, markets and services test, measurement and monitoring solutions to a wide variety of customers in many industries, including computing, communications, semiconductors, broadcast, education, government, military/aerospace, automotive and consumer electronics. Tektronix enables its customers to design, manufacture, deploy, monitor and service next-generation global communications networks, computing and advanced technologies. The name, citizenship, business address and present principal occupation of each executive officer and director of Tektronix is listed on Schedule A attached hereto.

     (d) Neither Tektronix nor, to Tektronix’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

     (e) Neither Tektronix nor, to Tektronix’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to an Agreement and Plan of Merger dated as of June 29, 2004 (the “Merger Agreement”), among Tektronix, Inet, Impala Merger Corp., a Delaware corporation of which Tektronix is the sole stockholder (“Merger Corp.”), and Impala Acquisition Co. LLC, a Delaware limited liability company of which Tektronix is the sole member (“LLC”), and as inducement for Tektronix, Merger Corp. and LLC to enter into the Merger Agreement, Tektronix and the stockholders of Inet identified on Schedule B attached hereto (the “Stockholders”) entered into voting agreements, dated as of June 29, 2004, with respect to 15,483,366 shares of Inet common stock (the “Shares”), which agreements are attached hereto as Exhibit 2 (the “Voting Agreements”). Pursuant to the Voting Agreements, the Stockholders agreed:

     (a) to vote (or cause to be voted) the Shares (as defined in Item 4 below) to approve the Combination (as defined in Item 4 below) and to approve and adopt the Merger Agreement;

     (b) to vote (or cause to be voted) the Shares against any merger agreement or merger (other than the Merger Agreement and the Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by Inet or any other takeover proposal, including a “Company Superior Proposal” (as such term is defined in the Merger Agreement); and

     (c) to vote (or cause to be voted) the Shares against any amendment of the Inet’s certificate of incorporation or bylaws or other proposal or transaction involving Inet or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Combination, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Inet.

     The Stockholders may vote the Shares on all other matters in their sole discretion.

     The Voting Agreements terminate upon the earliest to occur of (i) the completion of the Combination or (ii) the termination of the Merger Agreement. The Stockholders have agreed not to, for a period of one year following the termination of the Voting Agreements, enter into voting or similar agreements with any potential acquiror of Inet that includes terms that are more favorable to such acquiror than the terms set forth in the Voting Agreements.

     In addition:

     (a) Tektronix, Inet and the Stockholders have entered into noncompetition agreements, dated as of June 29, 2004 and attached hereto as Exhibit 3 (the “Noncompetition Agreements”), to be effective as of closing of the Combination, providing for, among other things the Stockholders’ agreement not to compete in the business of Inet for five years; and

     (b) Tektronix and the Stockholders have entered into a registration rights agreement, dated as of June 29, 2004 and attached hereto as Exhibit 4 (the “Registration Rights Agreement”), under which Tektronix agreed to put in place at closing a shelf registration statement for a period of one year to facilitate resales of the shares of Tektronix common stock received by the Stockholders in the Combination.

Item 4. Purpose of Transaction

     (a)-(b) Pursuant the Merger Agreement, and subject to the conditions set forth therein, Merger Corp. will merge with and into Inet and, immediately thereafter, Inet will merge with and into LLC, with LLC surviving such second merger as a wholly owned subsidiary of Tektronix (such events constituting the “Combination”).

     Upon closing of the Combination, each of the issued and outstanding shares of Inet common stock will be converted into $6.25 and a fraction of a share of Tektronix common stock, subject to the terms and conditions in the Merger Agreement. Upon conversion, all shares of Inet common stock will automatically be canceled and cease to be outstanding, and each certificate previously representing any such shares shall thereafter represent the right to receive the relevant merger consideration payable in respect of such shares of Inet common stock pursuant to the Merger Agreement.

     The purpose of the transactions under the Voting Agreements is to enable Tektronix and Inet to complete the Combination and the other transactions contemplated by the Merger Agreement.

     (c) Not applicable.

     (d) At the effective time of the Combination, (i) the separate legal existence of Inet will cease, and (ii) the officers of Inet immediately prior to the effective time of the two mergers that comprise the Combination will be the officers of the LLC, as the surviving entity, until their respective successors are duly elected or appointed.

     (e) Other than as a result of the Combination described in Item 4(a) above, not applicable.

     (f) Not applicable.

     (g) At the effective time of the Combination, (i) the separate legal existence of Inet will cease, and (ii) the Certificate of Formation and the Limited Liability Company Agreement of the LLC, as in effect immediately prior to the effective time of the Combination, shall be the Certificate of Formation and the Limited Liability Company Agreement of the LLC, as the surviving entity, until thereafter changed or amended as provided therein or by applicable law.

     (h)-(i) If the Combination is completed as planned, the Inet common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

     (j) Other than described above, Tektronix currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Tektronix reserves the right to develop such plans).

     References to, and descriptions of, the Merger Agreement, the Voting Agreements, the Noncompetition Agreements and the Registration Rights Agreement as set forth herein are qualified in their entirety by reference to the copies of those agreements, included as Exhibits 1, 2, 3 and 4 respectively, to this Schedule 13D, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     (a)-(b) Under the Voting Agreements, Tektronix may be deemed to be the beneficial owner of the Shares. The Shares are comprised of 15,483,366 shares of Inet common stock. The Shares constitute approximately 39.5% of the issued and outstanding shares of Inet common stock as represented by Inet to Tektronix as outstanding as of June 28, 2004, as provided in the Merger Agreement. Tektronix may be deemed to have the sole power to direct the voting of the Shares with respect to those matters described in Item 4 above. However, Tektronix (i) is not entitled to any other rights as a stockholder of Inet as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

     To the knowledge of Tektronix, no person listed on Schedule A hereto has an equity or other ownership interest in Inet.

     (c) As described in Items 3 and 4 of this Schedule 13D, Tektronix entered into the Merger Agreement, the Voting Agreements, the Noncompetition Agreements and the Registration Rights Agreement within the last 60 days.

     (d) To the knowledge of Tektronix, no person, other than the Stockholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Merger Agreement, the Voting Agreements, the Noncompetition Agreements and the Registration Rights Agreement, to the knowledge of Tektronix, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of Inet, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

     The following documents are filed as exhibits:

1.

Agreement and Plan of Merger dated June 29, 2004 among Tektronix, Inc., Inet Technologies, Inc., Impala Merger Corp. and Impala Acquisition Co. LLC. Incorporated by reference to Exhibit (2) to the Current Report on Form 8-K dated June 29, 2003, SEC File No. 1-04837.

2.

Voting Agreements dated June 29, 2004 between Tektronix, Inc. and each of Elie S. Akilian and Samual S. Simonian. Incorporated by reference to Exhibit (99)(i) to the Current Report on Form 8-K dated June 29, 2003, SEC File No. 1-04837.

3.

Noncompetition Agreements dated June 29, 2004 between Tektronix, Inc. and each of Elie S. Akilian and Samual S. Simonian. Incorporated by reference to Exhibit (99)(ii) to the Current Report on Form 8-K dated June 29, 2003, SEC File No. 1-04837.

4.

Registration Rights Agreement dated June 29, 2004 among Tektronix, Inc., Elie S. Akilian and Samual S. Simonian. Incorporated by reference to Exhibit (99)(iii) to the Current Report on Form 8-K dated June 29, 2003, SEC File No. 1-04837.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: July 7, 2004

TEKTRONIX, INC.

By: /S/ JAMES F. DALTON Name: James F. Dalton Title: Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TEKTRONIX, INC.

     The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Tektronix, Inc. are set forth below. Except as listed below, each of the named individuals (i) is a citizen of the United States, and (ii) has his or her principal business address in care of Tektronix, Inc., 14200 SW Karl Braun Drive, Beaverton, Oregon 97077.

Name	Present Principal Occupation or Employment

Pauline Lo Alker	Director of Tektronix, Inc.

A. Gary Ames	Director of Tektronix, Inc.
Director of Albertson's, Inc.
Director of PacWest Telecommunications
Director of iPass

Gerry B. Cameron	Director of Tektronix, Inc.
Chairman of the Board of The Regence Group

David N. Campbell	Director of Tektronix, Inc.
Director of Gibraltar Steel Corp.
Director of Apropos Technology
Managing Director of Innovation Advisors

David S. Churchill	Vice President, Communications and
Video Business Unit of Tektronix, Inc.

James F. Dalton	Vice President, Corporate Development, General Counsel and Secretary of Tektronix, Inc.

Frank C. Gill	Director of Tektronix , Inc.
Director of Logitech International
Director of Pixelworks, Inc

Sue G. Kirby	Vice President, Human Resources of Tektronix, Inc.

John T. Major	Vice President, Worldwide Manufacturing of Tektronix, Inc.

Richard D. McBee	Vice President, Worldwide Sales, Service and Marketing of Tektronix, Inc.

Merrill A. McPeak	Director of Tektronix, Inc.
Chairman of the Board of EthicsPoint, Inc.
President of McPeak and Associates

Craig L. Overhage	Vice President, Instruments Business Unit of Tektronix, Inc.

Colin L. Slade	Senior Vice President and Chief Financial Officer of Tektronix, Inc.

Richard H. Wills	Chairman, President and Chief Executive Officer of Tektronix, Inc.

Cyril J. Yansouni	Director of Tektronix, Inc. Director of PeopleSoft Inc. Director of Solectron Corp.

SCHEDULE B

INET TECHNOLOGIES, INC. STOCKHOLDERS PARTY TO
VOTING AGREEMENTS WITH TEKTRONIX, INC.

(This information is based on information provided by Inet and stockholders of Inet to Tektronix.)

Stockholder	Shares Beneficially Owned

Elie S. Akilian	8,115,483

Samuel S. Simonian	7,367,883

Exhibit Index

1.

Agreement and Plan of Merger dated June 29, 2004 among Tektronix, Inc., Inet Technologies, Inc., Impala Merger Corp. and Impala Acquisition Co. LLC. Incorporated by reference to Exhibit (2) to the Current Report on Form 8-K dated June 29, 2003, SEC File No. 1-04837.

2.

Voting Agreements dated June 29, 2004 between Tektronix, Inc. and each of Elie S. Akilian and Samual S. Simonian. Incorporated by reference to Exhibit (99)(i) to the Current Report on Form 8-K dated June 29, 2003, SEC File No. 1-04837.

3.

Noncompetition Agreements dated June 29, 2004 between Tektronix, Inc. and each of Elie S. Akilian and Samual S. Simonian. Incorporated by reference to Exhibit (99)(ii) to the Current Report on Form 8-K dated June 29, 2003, SEC File No. 1-04837.

4.

Registration Rights Agreement dated June 29, 2004 among Tektronix, Inc., Elie S. Akilian and Samual S. Simonian. Incorporated by reference to Exhibit (99)(iii) to the Current Report on Form 8-K dated June 29, 2003, SEC File No. 1-04837.